Filed Pursuant to Rule 433
Registration No. 333-136815
May 6, 2009
PRICING TERM SHEET

Issuer:	DTE Energy Company
Security:	2009 Series A 7.625 % Senior Notes due 2014
Format:	SEC Registered
Size:	$300,000,000
Maturity Date:	May 15, 2014
Coupon:	7.625%
Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2009
Price to Public:	100% of principal amount
Spread to Benchmark Treasury:	+561.1 basis points (5.611%)
Benchmark Treasury:	1.875% due April 30, 2014
Benchmark Treasury Yield:	2.014%
Re-Offer Yield:	7.625%
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points
Trade Date:	May 6, 2009
Expected Settlement Date:	T+5; May 13, 2009
CUSIP:	233331 AN7
Denominations:	$1,000 and integral multiples thereof
Ratings*:	Baa2 by Moody’s Investors Service, Inc., BBB- by Standard & Poor’s Ratings Services and BBB by Fitch Ratings
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities Inc.
Co-Managers:	Comerica Securities, Inc. Deutsche Bank Securities Inc. Scotia Capital (USA) Inc. UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275 Ext. 2663, BNP Paribas Securities Corp. toll free at 1-800-854-5674 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.